

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Group Secretariat

5th February 2003

03003961

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited

I enclose for your information a copy of a notification dated 5th February 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED

MAR 0 3 2003

THOMSON
FINANCIAL

www.jardines.com
Incorporated in Bermuda with limited liability


 **RNS** | The company news service from the **London Stock Exchange**



Full Text Announcement

 

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Notice of Results
Released	09:10 5 Feb 2003
Number	0747H

HONGKONG LAND HOLDINGS LIMITED
2002 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2002 of the above Company will be considered is Tuesday, 25th February 2003.

Neil M McNamara, Jardine Matheson Limited,
For and on behalf of Hongkong Land Holdings Limited

5th February 2003

www.hkland.com

END

